SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

September 14, 2005

Cambridge Antibody Technology Group PLC
(Translation of Registrant's Name Into English)

Milstein Building, Granta Park, Cambridge, CB1 6GH, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ____X____                       Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

  Yes _________                       No ____X_____

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-_____________

EXHIBIT INDEX

             This filing contains the following exhibits.

EXHIBIT	DESCRIPTION

99.1	Press release announcing appointment of John Brown as non-executive director

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    14 September 2005                  Cambridge Antibody Technology Group PLC

                                                            By:       /s/ Rowena Gardner

                                                            Name:  Rowena Gardner
                                                            Title:     Director of Corporate Communications